1999 Bryan Street Suite 3500 Dallas, TX 75201 United States T +1.214.638.0145 www.jacobs.com
November 20, 2023
Mr. Ameen Hamady
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Re: JACOBS SOLUTIONS INC.
Form 10-K for the year ended September 30, 2022 Filed on November 21, 2022
Form 8-K filed on February 7, 2023 File No. 001-07463

Dear Mr. Hamady:

Thank you for your letter of November 17 regarding the above-referenced filings for Jacobs Solutions Inc. (“Jacobs” or the “Company”). We appreciate the opportunity to address the Staff’s comments, and respectfully provide the following responses. To assist in your review, we have included the Staff’s comments below followed by the Company’s response to the comments. For ease of reference, the headings and numbered paragraph below corresponds to the headings and numbered comments in your letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1. We have considered your responses to our prior comments 1 and 2 and the information provided on our October 20, 2023 call with you. Based on the information provided, the presentation of the Other Income Tax Adjustments line item changes the recognition and measurement principles required by GAAP and results in non-GAAP measure that is inconsistent with Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As such, please remove this adjustment from your future non-GAAP presentations.

Jacobs Solutions Inc. November 20, 2023 Page 2
Response:
The Company respectfully acknowledges the Staff’s comment. Based on the Company’s discussions with the Staff, the Company believes that the Staff’s concern related to certain adjustments encompassed in the Company’s “Other Income Tax Adjustments” line item (generally, those adjustments contained within this line item that are for the purpose of presenting the Company’s expected annual non-GAAP effective tax rate to facilitate a more meaningful evaluation of the Company’s current operating performance and the comparisons to the Company’s operating performance in other periods), but not to others (for example, the revaluation of deferred tax assets and liabilities resulting from statutory tax rate changes). The Company will reach out to the Staff for further clarification on that matter to confirm our understanding.

The Company respectfully informs the Staff that it will revise the relevant adjustments from all future non-GAAP presentations beginning in the first fiscal quarter of 2024. The Company also respectfully informs the Staff that the Company has a pre-announced earnings release date of tomorrow, November 21st. The Company intends to inform shareholders in tomorrow’s earnings release and investor presentation that commencing with our first fiscal quarter of 2024, we will be revising the adjustments we make to adjusted net earnings from continuing operations and adjusted EPS. The Company further respectfully informs the Staff that, in light of the timing of our receipt of your most recent comment letter in relation to the Company’s previously scheduled earnings release, the need for clarification described above, and the near completion of the Company’s processes and procedures for the fourth fiscal quarter and full fiscal year 2023 earnings, the Company is unable to make these changes in the related earnings materials prior to tomorrow morning’s earnings announcement.

We hope this response letter has addressed all of the Staff’s comments. We respectfully request a teleconference with the Staff at your convenience to fully understand the Staff's position so that we may implement appropriate changes in the first quarter of our 2024 fiscal year. Should you have additional questions regarding the information contained herein, we would also be pleased to discuss them with you.

Very truly yours,

JACOBS SOLUTIONS INC.

/s/ Claudia Jaramillo
Claudia Jaramillo
Executive Vice President and Chief Financial Officer